UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                              ARIS INDUSTRIES, INC.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
    -----------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    040401101
                    ---------------------------------------
                                 (CUSIP NUMBER)


THOMAS C.C. SARGENT, ESQ., SARGENT & SARGENT,
830 POST ROAD EAST, WESTPORT, CT 06880 PHONE # 203-226-3331
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JULY 15, 1997
                   -----------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040401 10 1            13D            PAGE  2  OF   9 PAGES
          --------------                            ---    ---

 1
    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DAVCO INDUSTRIES INC., A/K/A AH EQUITIES, INC. (EID # 13-3734210)
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                             (b) / /
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 3  SEC USE ONLY

-----------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    SC
-----------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
    PURSUANT TO ITEMS 2(d)or 2(e)

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK
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                  7     SOLE VOTING POWER
   NUMBER OF

    SHARES               -0-
                 ------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                        3,000,000
      EACH       ------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON              -0-
                 ------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                        3,000,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000
-----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         / /
    CERTAIN SHARES*

-----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.2%
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14  TYPE OF REPORTING PERSON*

    CO
-----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 040401 10 1            13D            PAGE  3  OF   9 PAGES
          --------------                            ---    ---

 1
    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STEVEN ARNOLD   SS # ###-##-####
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                             (b) / /
-----------------------------------------------------------------------
 3  SEC USE ONLY

-----------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    SC
-----------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
    PURSUANT TO ITEMS 2(d)or 2(e)

-----------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
-----------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF

    SHARES               -0-
                 ------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                        3,000,000
      EACH       ------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON              -0-
                 ------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                        3,000,000
-----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000
-----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         / /
    CERTAIN SHARES*

-----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.2%
-----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
-----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 040401 10 1            13D            PAGE  4  OF   9 PAGES
          --------------                            ---    ---

 1
    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CHRISTOPHER HEALY    SS # ###-##-####
-----------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /x/
                                                             (b) / /
-----------------------------------------------------------------------
 3  SEC USE ONLY

-----------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    SC
-----------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
    PURSUANT TO ITEMS 2(d)or 2(e)

-----------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA
-----------------------------------------------------------------------
                  7     SOLE VOTING POWER
   NUMBER OF

    SHARES               -0-
                 ------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER

   OWNED BY
                        3,000,000
      EACH       ------------------------------------------------------

   REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON              -0-
                 ------------------------------------------------------
     WITH        10     SHARED DISPOSITIVE POWER

                        3,000,000
-----------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000
-----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         / /
    CERTAIN SHARES*

-----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    20.2%
-----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
-----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

================================================================================

Item 1.  Security and Issuer

      This statement on Schedule 13D relates to Common Stock, par value $.01 per share ("Common Stock") of Aris Industries, Inc., a New York corporation(the "Company"). The principal executive offices of the Company are located at 475 Fifth Avenue, New York, New York 10017.

Item 2. Identity and Background

      DAVCO INDUSTRIES, INC. ("Davco"), is a New York corporation. STEVEN ARNOLD("SA") owns Sixty (60%) Percent, and CHRISTOPHER HEALY ("CH"), owns Forty (40%) Percent, of the total outstanding voting common stock of Davco (and together own 100% of the total outstanding voting common stock of Davco), and SA and CH are the executive officers of Davco. Davco's principal place of business is 350 Fifth Avenue, New York, New York 10118. SA is President of Davco and CH is Chief Executive Officer of Davco. The directors of Davco are SA and CH. Counsel to Davco is Thomas C.C. Sargent, Esq., Sargent & Sargent, 830 Post Road East, Westport, Connecticut 06880.

      The principal business of Davco, until July 15, 1997, was the design, sourcing, importation and wholesale sale, merchandising, marketing and distribution of men's and boy's sportswear, activewear and loungewear (the "Davco Apparel Business"). On July 15, 1997 (the "Closing Date"), Davco sold substantially all of its assets, including the Davco Apparel Business, to Aris Management Corp., a New York corporation (the "Purchaser"), which is an indirect wholly owned subsidiary of the Company; a portion of the purchase price for such assets consisted of the issuance by the Company to Davco of the 3,000,000 shares of the Company's Common Stock (the "Acquired Shares") reported in this statement as now owned by Davco. From and after the Closing Date, the business of Davco consists of collecting its receivables (including contingent purchase price payable in connection with the sale of its assets), paying its payables, and holding the Acquired Shares of the Company's Common Stock reported in this statement.

      Until the Closing Date, the principal occupation and employment of SA and CH was as executive officers of Davco. From and after the Closing Date, SA and CH shall remain as executive officers of Davco to oversee its remaining activity, but shall be employed full time by the Purchaser, which is an indirect wholly owned subsidiary of the Company. SA and CH are not officers or directors of the Company. The business address of SA and CH is the same as Davco, 350 Fifth Avenue, New York, New York 10118.

      Neither Davco, SA, CH has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      Since SA and CH own all of the voting common stock of Davco and are the executive officers thereof, Davco, SA and CH may be deemed to constitute a "group" within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended.

      SA and CH are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

      The Acquired Shares were issued and delivered to Davco by the Company as a component of the purchase price for substantially all of the assets of Davco (including its Davco Apparel Business) which were sold to the Purchaser, an indirect wholly-owned subsidiary of the Company, on the Closing Date, pursuant to an Asset Purchase Agreement of the same date, between Davco as Seller, SA and CH as Shareholders of Seller, the Purchaser, and the Company (the "Asset Purchase Agreement"). As set forth in the Asset Purchase Agreement, the Purchaser also agreed to pay a contingent cash purchase price to Davco to be computed as the pre-tax net income of the Davco Apparel Business as owned by the Purchaser from and after the Closing Date and through December 31, 1997 (subject to certain adjustments), but not to exceed a maximum payment of $3,600,000, such cash amount payable approximately April, 1998. On the Closing Date, the Purchaser paid to Davco $500,000 in cash as an advance towards the contingent cash purchase price and agreed to pay an additional advance following completion of Purchaser's third fiscal quarter ending September 30, 1997 equal to twenty-five (25%) of Purchaser's pre-tax net income from the Davco Apparel Business through such date. Prior to the closing of the Asset Purchase Agreement, neither Davco, CH or SA owned any significant number of shares of the Company.

Item 4. Purpose of Transaction.

     The Acquired Shares were issued and delivered to Davco by the Company as a component of the purchase price for substantially all of the assets of Davco (including its Davco Apparel Business), which were sold to the Purchaser, an indirect wholly-owned subsidiary of the Company, on the Closing Date, pursuant to an Asset Purchase Agreement of the same date, between Davco as Seller, SA and CH as Shareholders of Seller, the Purchaser, and the Company (the "Asset Purchase Agreement"). The purpose of the transaction was to enable the Company to pay a portion of the purchase price for such assets in Common Stock of the Company, rather then in cash.

     Neither Davco, SA or CH have any present plans or proposals which relate to or which would result in any of the actions or transactions enumerated in Item 4 of the General Instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Immediately following the issuance of the Acquired Shares to Davco, the Company will have issued and outstanding 14,852,544 shares of Common Stock, and Davco will be the record owner of (and Davco, SA and CH as a group will be the beneficial owners of) 3,000,000 of such shares, corresponding to 20.2% of such class.

     Since SA owns 60% of, and CH owns 40% of, the voting common stock of Davco and are the executive officers thereof and control Davco, Davco, SA and CH have shared power to vote or direct the vote or to dispose or direct the disposition of the Acquired Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the terms and conditions of the Asset Purchase Agreement, all 3,000,000 of the shares of the Company's Common Stock delivered to Davco as part of the purchase price on the Closing Date (the "Acquired Shares") shall be subject to the terms, conditions and restrictions of a Shareholders Agreement entered into on the Closing Date between Davco, SA, CH, the Purchaser, the Company, Apollo Aris Partners, L.P. ("Apollo") and Charles S. Ramat ("CSR"), providing that the Acquired Shares shall be "restricted stock" and that all transfers thereof must comply with applicable federal and state securities laws, including Rule 144 under the Securities Act of 1933, as amended ("Rule 144"); that in addition to the limitations on transfer imposed by Rule 144, transfers of Acquired Shares by Davco, SA or CH shall be limited to Rule 144 "over the market" ordinary brokers transactions ("Rule 144 Brokers Transactions"), limited in timing and amounts as follows:

            o No transfers during the first year following the Closing Date

            o In each of the second, third and fourth year following the Closing Date, each of SA and CH may sell up to 300,000 shares per year in Rule 144 Brokers Transactions.

            o Commencing in the fifth year following the Closing Date, each of SA and CH may sell up to 600,000 shares per year in Rule 144 Brokers Transactions and further providing that during the first four years following the Closing Date, neither Davco, SA nor CH are permitted to engage in any privately negotiated or block or bulk sales, regardless of amount, without the Company's consent, and are limited to the Rule 144 Brokers Transaction sales in the amounts set forth above; and commencing in the fifth year following the Closing Date, Davco, SA and CH may engage in sales which are not Rule 144 Brokers Transactions, for an all-cash purchase price, subject to successive rights of first refusal, first to the Company, and second to Apollo and CSR (on an equal basis); and further providing that Davco, SA and CH are prohibited from acquiring any additional shares of the Company without the consent of the Company; and further providing that for so long as CSR is Chairman, CEO or President of the Company, Davco, SA and CH agree to vote all of their shares (on all corporate matters including election of Directors) for the recommendations, proposals and nominations of the Company's Board of Directors; and further providing that Davco, SA and CH will have certain "piggyback" registration rights as to the initial 3,000,000 Acquired Shares issued to them on the Closing Date, to the extent still owned by them at the time of registration, as set forth in the Shareholders Agreement. These "piggyback" registration rights will enable Davco, SA and CH to include their shares in a registration by the Company to the same proportionate extent as if they were parties to the Equity Registration Rights Agreement dated June 30, 1993 between the Company and certain shareholders thereof when, as and if the shares of the Company held by the parties to such Equity Registration Rights Agreement are eligible for inclusion in such registration statement on a "piggyback" basis.

Item 7. Material to be Filed as Exhibits.

      (1)   Asset Purchase Agreement as described above.

      (2)   Shareholders Agreement as described above.


SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


July 15, 1997                       DAVCO INDUSTRIES, INC.
-------------
Date
                                    By:  /s/ STEVEN ARNOLD
                                         -------------------------------
                                         Steven Arnold, President

                                    By:  /s/ CHRISTOPHER HEALY
                                         -------------------------------
                                         Christopher Healy,
                                         Chief Executive Officer



July 15, 1997                            /s/ STEVEN ARNOLD
-------------                                ---------------------------
Date                                         Steven Arnold, Individually

July 15, 1997                            /s/ CHRISTOPHER HEALY
-------------                                ---------------------------
Date                                         Christopher Healy, Individually